UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Nordson Corporation

(Exact name of registrant as specified in its charter)

Ohio	0-7977	34-0590250
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

28601 Clemens Road, Westlake, Ohio	44145
(Address of principal executive offices)	(Zip Code)

Robert E. Veillette, (440) 892-1580

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

X  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Item 1.01 Conflict Minerals Disclosure and Report

Our Conflict Minerals Report is filed as Exhibit 1.01 to this Form SD, and is available on our website at www.nordson.com.

Item 1.02 Exhibit

Our Conflict Minerals Report is filed as Exhibit 1.01 to this Form SD.

Item 2.01  Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

NORDSON CORPORATION

(Registrant)

By: /s/ Robert E. Veillette	May 31, 2016
Robert E. Veillette, Vice President, General Counsel & Secretary	(Date)